RADIUS GOLD INC.

FINANCIAL REVIEW

Third Quarter Ended September 30, 2005

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the nine months ended September 30, 2005.

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEET

AS AT SEPTEMBER 30, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	September 30, 2005	December 31, 2004
ASSETS

CURRENT
Cash and short-term investments	$ 15,942,890	$ 16,533,986
Advances and other receivables (Note 5, 8)	226,269	732,025
Due from related parties (Note 5)	102,164	80,840
Prepaid expenses and deposits	71,222	71,496

	16,342,545	17,418,347
PROPERTY PLANT & EQUIPMENT	393,129	373,952
DEFERRED EXPLORATION COSTS	18,904,980	16,819,598

	$ 35,640,654	$ 34,611,897

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 306,782	$ 347,394
Advance from JV partner (Note 8)	1,304,232	-
	1,611,014	347,394

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 4)	42,402,819	42,060,982
CONTRIBUTED SURPLUS	2,244,987	2,290,834

	44,647,806	42,060,982
DEFICIT	(10,618,166)	(10,087,313)

	34,029,640	34,264,503

	$ 35,640,654	$ 34,611,897

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF DEFICIT

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2005	2004	2005	2004

DEFICIT – BEGINNING OF PERIOD PREVIOUSLY STATED	$ (10,621,858)	$ (7,598,868)	$ (10,087,313)	$ (5,168,074)

Compensation charge for directors and employees options granted due to change in accounting policy (Note 2)	-	-	-	(1,010,900)
Restated Beginning of Period Deficit (Note 2)	(10,621,858)	(7,598,868)	(10,087,313)	(6,178,974)

Net (loss) income for the period (Note 3)	$ 3,692	(762,091)	$ (530,853)	(2,181,985)

DEFICIT – END OF PERIOD	$ (10,618,166)	$ (8,360,959)	$ (10,618,166)	$ (8,360,959)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2005	2004	2005	2004

REVENUE
Interest income	$ 159,174	$ 159,566	$ 223,423	$ 240,743
Other income	8,651	3,559	48,540	3,676

	167,825	163,125	271,963	244,419

EXPENSES
Amortization	11,319	9,999	32,896	24,986
Bank charges and interest	2,153	1,123	4,874	4,145
Consulting fees	31,365	14,290	38,619	50,360
Foreign currency exchange	(81,106)	486	(56,237)	21,893
Legal and accounting fees	6,184	32,104	115,650	267,165
Management fees	15,000	15,000	45,000	30,000
Non-cash compensation charge (Notes 2&4)	40,850	702,389	40,850	1,132,191
Office and miscellaneous	14,539	3,877	49,232	32,263
Public relations	48,716	72,173	236,249	582,139
Regulatory and stock exchange fees	1,217	3,617	14,940	33,457
Rent and utilities	4,328	9,615	29,885	26,067
Salaries and wages	39,768	44,823	139,326	124,206
Telephone and fax	2,918	3,927	11,164	12,166
Transfer agent fees	2,004	3,405	8,030	11,775
Travel and accommodation	24,878	8,388	92,338	73,591
	164,133	925,216	802,816	2,426,404

NET LOSS (INCOME) FOR THE PERIOD	$ (3,692)	$ 762,091	$ 530,853	$ 2,181,985

LOSS PER SHARE	$ 0.00	$ (0.02)	$ (0.01)	$ (0.05)

NUMBER OF WEIGHTED AVERAGE SHARES	52,934,195	50,685,388	52,677,657	43,348,338

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2005	2004	2005	2004

OPERATING ACTIVITIES
Net (loss) income for the period	$ 3,692	$ (762,091)	$ (530,853)	$ (2,181,985)
Items not involving cash:
Amortization included in deferred exploration costs	-	(717)	-	(717)
Amortization	11,319	10,716	32,896	25,703
Non-cash compensation charge (Note 4)	40,850	702,389	40,850	1,132,191
	55,861	(49,703)	(457,107)	(1,024,808)
Changes in non-cash working capital items	1,463,536	(809,364)	465,418	(330,646)
	1,519,397	(859,067)	8,311	(1,355,454)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	12,000	56,499	255,140	236,637
Issue costs of common shares	-	-	-	(1,809)
Cash acquired on acquisition of Pilagold	-	6,491,647	-	6,491,647
	12,000	6,548,146	255,140	6,726,475

INVESTING ACTIVITIES
Due to related parties	(26,872)	251,091	-	(469,795)
Due from related parties	136,220	204,286	(21,324)	349,615
Advance from JV partner (Note 8)	1,304,232	-	1,304,232	-
Expenditures on deferred exploration costs	(862,445)	(1,225,066)	(2,085,382)	(2,599,552)
Purchase of property & equipment	(8,347)	(121,238)	(52,073)	(234,664)
	542,788	(890,927)	(854,547)	(2,954,396)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,074,185	4,798,152	(591,096)	2,416,625

Cash and cash equivalents – beginning of period	13,868,705	12,402,960	16,533,986	14,784,487

CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 15,942,890	$ 17,201,112	$ 15,942,890	$ 17,201,112

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 7

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico	Argentina		Dominican Republic
	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Camila	Period Ended September 30, 2005	Year Ended December 31, 2004

ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ -	$ 5,267,670	$ 185,478	$ 2,572,232	$ -	$ -	$ -	$ 366,191	$ 8,391,571	$ 1,077,504

Shares	-	-	-	-	-	-	-	-	-	1,937,000
Cash	-	-	-	-	-	189,902	-	-	189,902	216,111
Acquired through amalgamation (Note 3)	-	-	-	-	-	-	-	-	-	5,269,992
	-	-	-	-	-	189,902	-	-	189,902	7,423,103
Write-off Acquisition Costs	-	-	-	-	-	-	-	-	-	(109,036)
BALANCE – END OF PERIOD	-	5,267,670	185,478	2,572,232	-	189,902	-	366,191	8,581,472	8,391,571

DEFERRED EXPLORATION COSTS
BALANCE – BEGINNING OF PERIOD	$ -	$ 5,712,900	$ 574,907	$ 2,081,035	$ 46,006	$ -	$ -	$ 13,179	$ 8,428,027	$ 6,580,459

Property Payment/Investigation	-	-	381	1,162	-	-		-	1,543	72,129
Automobile	1,104	231	29,695	43,770	13,265	3,738	870	-	92,674	151,014
Camp, food and supplies	1,594	-	28,490	35,214	7,602	343	87	-	73,332	215,741
Drafting, maps and printing	48	-	2,032	180	1,386	298	208	-	4,152	45,673
Drilling	-	-	-	113,474	-	-		-	113,474	227,049
Exploration administration	1,192	4	12,500	4,546	986	1,129	41	-	20,397	43,356
Geochemistry	321	-	58,331	148,103	940	5,102		-	212,797	319,641
Geological consulting	23,227	1,328	231,854	335,721	62,826	65,155	9,762	-	729,873	977,847
Other consulting	9,731	-	17,413	20,913	4,297	2,055	41	-	54,450	110,304
Legal and accounting	19,199	-	20,463	4,898	8,025	310		3,255	56,150	75,046
Licenses, rights and taxes	2,721	-	16,739	88,578	405	7,258		-	115,701	173,860
Materials	11	20	3,740	28,313	4,669	24		-	36,777	52,089
Maintenance	17	51	3,006	4,706	123	-		-	7,903	7,150
Miscellaneous	810	1,774	1,615	831	227	-		-	5,256	14,549
Medical expenses	2,250	-	7,287	9,764	1,172	4,410	234	-	25,117	39,731
Rent and utilities	3,331	922	13,356	16,899	2,576	312		-	37,396	94,051
Rental equipment	-	-	-	-	-	-		-	-	7,022
Salaries and wages	3,414	1,169	58,714	71,504	3,745	1,448		-	139,994	237,917
Shipping	1,105	476	7,201	6,048	326	-	41	-	15,196	12,509
Telephone and communications	100	12	12,817	20,958	1,782	224		-	35,893	55,081
Travel and accommodation	333	-	47,042	38,821	13,710	13,515	3,984	-	117,405	156,977
	70,510	5,988	572,674	994,402	128,062	105,321	15,268	3,255	1,895,480	3,088,736

BALANCE – END OF PERIOD	70,510	5,718,888	1,147,581	3,075,437	174,068	105,321	15,268	16,434	10,323,507	9,669,195
Write-off Exploration Costs	-	-	-	-	-	-	-	-	-	(1,241,168)

BALANCE – END OF PERIOD	$ 70,510	$10,986,557	$ 1,333,059	$ 5,615,681	$ 174,068	$ 295,223	$ 15,268	$ 382,625	$ 18,904,980	$ 16,819,598

#

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2005

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties in Guatemala, Nicaragua, Mexico, Argentina and the Dominican Republic. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

The consolidated financial statements contained herein include the accounts of Radius Gold Inc. and its wholly-owned subsidiaries located in Guatemala, Nicaragua, Panama, Mexico and the Dominican Republic.

The nine month period ending September 30, 2005 consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

2.

Accounting Policy

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  The Company has adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring all compensation costs. Commencing January 1, 2004 the fair value of stock options awarded is recognized as an expense.

#

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2005 – Page 2

Expressed in Canadian Dollars

3.

Amalgamation

a)

On July 1, 2004 Radius and PilaGold shareholders exchanged their shares for shares in Radius Gold Inc.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004 which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004 were 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of Radius Gold Inc. and has been accounted for using the purchase method with Radius being identified as the acquirer. Accordingly all comparative figures presented are Radius Explorations Ltd. The consolidated statement of operations for the nine months ended September 30, 2004 include the consolidated operations of Radius Explorations from January 1, 2004 to September 30, 2004 and do not include the consolidated operations of PilaGold.

b)

The fair value of the acquired net assets of PilaGold were as follows:

Cash	$6,491,647
Advances and receivables	25,297
Prepaid expenses	28,708
Due from related parties	147,801
Capital Assets	22,553
Deferred exploration costs	5,275,412
Accounts payable	(378,983)
Due to related parties	(193,983)

$ 11,418,452

#

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2005 – Page 3

Expressed in Canadian Dollars

3.

Amalgamation (cont’d)

c)

As described above, the comparative consolidated statement of operations for the period ended September 30, 2004 do not include the results of consolidated operations of PilaGold from its last fiscal year (March 31, 2004) to June 30, 2004 as follows:

PilaGold Inc. Three Month Period Ended June 30, 2004

REVENUE
Interest income	$ 21,154

EXPENSES
Amortization	1,023
Bank charges and interest	623
Consulting	2,603
Courier and postage	-
Legal and accounting fees	24,073
Management fees	7,500
Non-cash compensation charge	-
Office and miscellaneous	8,531
Promotion and travel	108,371
Regulatory and stock exchange fees	176
Rent and utilities	8,540
Salaries and wages	28,635
Subscriptions and memberships	-
Telephone and fax	1,207
Transfer agent fees	6,536
198,626

LOSS BEFORE OTHER ITEMS	(177,472)

Write off of exploration costs	(6,361)

NET LOSS FOR THE PERIOD	$ (183,833)

LOSS PER SHARE	$ (0.01)

#

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ending September 30, 2005 – Page 4

Expressed in Canadian Dollars

4.

Share Capital

Authorized: Unlimited common shares without par value

Issued:	Number of Shares		Price	$

Balance December 31, 2003	38,395,242			27,539,692

Exercise of warrants	11,250		0.55	6,188
Exercise of warrants	560,000		0.25	140,000
Issued for property acquisition	1,300,000		1.49	1,937,000
Exercise of stock options	25,000		0.95	23,750
Less: issue costs	-			(1,809)

Balance June 30, 2004	40,306,492			29,655,020

Amalgamation options 1 Radius for 2.25 PilaGold	10,284,452		1.11	11,415,742
Exercise of stock options	117,000		0.65	76,050
Exercise of stock options	35,000		0.60	21,000
Exercise of stock options	54,000		0.68	36,720
Exercise of stock options	30,000		0.95	28,500
Exercise of stock options	30,000		0.90	27,000
Exercise of stock options	65,000		1.10	71,500
Exercise of stock options	79,444		0.99	78,650
Exercise of warrants	2,089,800		0.25	522,450
Transfer of contributed surplus on exercise of options	-	15,000	0.49	7,350
Transfer of contributed surplus on exercise of options		65,000	0.59	38,350
Transfer of contributed surplus on exercise of options	-	55,000	0.64	35,200
Transfer of contributed surplus on exercise of options		65,000	0.73	47,450
Less: issue costs	-			-

Balance December 31, 2004	53,091,188			42,060,982

Exercise of stock options	37,800		1.30	49,140
Exercise of stock options	40,000		0.90	36,000
Exercise of stock options	50,000		0.99	49,500
Exercise of stock options	35,000		1.00	35,000
Exercise of stock options	57,000		1.50	85,500
Transfer of contributed surplus on exercise of options	-	40,000	0.59	23,600
Transfer of contributed surplus on exercise of options	-	50,000	0.59	29,500
Transfer of contributed surplus on exercise of options	-	37,800	0.34	12,666
Transfer of contributed surplus on exercise of options	-	20,000	0.60	11.961

Balance September 30, 2005	53,310,988			42,402,819

#

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2005 – Page 5

Expressed in Canadian Dollars

4.

Share Capital (cont’d)

Escrow Shares

As at September 30, 2005, there are 375,000 common shares held in escrow, the release of which is subject to regulatory approval. Effective May 31, 2005, 375,000 shares were released from escrow.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Nine Months Ended September 30, 2005		Year Ended December 31, 2004
	Number of Options	Weighted Average Exercise	Number of Options	Weighted Average Exercise

Outstanding, beginning of period	3,691,219	$1.05	2,220,000	$0.91

Expired Unexercised	(22,222)	1.46	(420,000)	1.31
	(112,200)	1.30
	(35,000)	1.00
Granted			1,855,000	1.13
	95,000	0.68

Exercised	(50,000)	0.99	(450,444)	0.83
	(35,000)	1.00
	(40,000)	0.90
	(37,800)	1.30
Amalgamation with PilaGold			486,663	1.41

Outstanding, end of period	3,453,997	$1.03	3,691,219	$1.05

#

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2005 – Page 6

Expressed in Canadian Dollars

4.

Share Capital  (cont’d)

Stock Options (cont’d)

The following stock options were outstanding and exercisable at September 30, 2005.

Number	Exercise Price	Expiry Date
29,000	0.60	Nov 15, 2005 *
95,000	0.68	Sept 29, 2010
125,000	0.85	Jan. 24, 2006
140,000	1.00	July 10, 2006
102,222	0.99	Sept 24, 2007
670,000	0.68	Jan. 7, 2008
100,000	0.90	Jan. 15, 2008
55,000	0.99	Jan 27, 2008
128,888	1.46	Jan 29, 2008
22,222	1.58	Feb 18, 2008
22,222	2.00	Apr 2, 2008
22,222	2.03	Apr 22, 2008
11,111	2.03	Aug 7, 2008
235,000	1.10	Aug 7, 2008
66,666	1.37	Aug 13, 2008
100,000	1.30	Jan 14, 2009
44,444	1.98	Jan 15, 2009
375,000	1.32	Feb 26, 2009
410,000	1.00	Sept 2, 2009
650,000	1.00	Sept 6, 2009
50,000	1.50	Oct 17, 2009

3,453,997

* Subsequent to September 30, 2005 the 29,000 options at an exercise price of $0.60 expired.

Warrants

The following share purchase warrants were outstanding at September 30, 2005:

Number	Exercise Price ($)	Expiry Date

3,272,500	1.75	Nov. 13, 2005
1,196,666	1.75	Nov. 20, 2005

4,469,166

Subsequent to September 30, 2005, these warrants expired unexercised on November 13, 2005 and November 20, 2005 respectively.

#

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2005 – Page 7

Expressed in Canadian Dollars

4.

Share Capital (cont’d)

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. A non-cash compensation charge of $40,850 associated with the granting of options to directors and employees has been recognized in the financial statements for the nine month period ended September 30, 2005, with a corresponding increase to contributed surplus. These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

3.62%

Expected stock price volatility

74.34%

Expected term in years

5.0

Expected dividend yield

0.0%

5.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Nine month period ended September 30,
	2005	2004
Expenses:
Management fees	$ 45,000	$ 30,000
Salaries and benefits	61,650	25,495
Mineral property costs
Consulting fees	182,655	133,155
	$ 289,305	$ 188,650

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $27,045 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $102,164 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

#

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2005 – Page 8

Expressed in Canadian Dollars

6.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala, Nicaragua, Mexico, Argentina and the Dominican Republic.

Details of identifiable assets by geographic segments are as follows:

	Period Ended September 30, 2005	Year Ended December 31, 2004

Total Assets
Canada	$ 14,662,355	$ 16,605,483
Guatemala	11,224,397	11,056,843
Nicaragua	8,749,255	6,398,808
Mexico	492,406	46,006
Panama	127,417	123,115
Dominican Republic	384,823	381,642
	$ 35,640,654	$ 34,611,897

Property Plant & Equipment
Canada	$ 41,394	$45,462
Guatemala	84,200	100,932
Nicaragua	260,900
Mexico	6,636	227,559
	$ 393,129	$ 373,953

Resource Properties Acquisition
Canada	$ -	$ -
Guatemala	5,267,671	5,376,704
Nicaragua	2,757,709	2,757,712
Mexico	189,902
Dominican Republic	366,191	366,191
	$ 8,581,473	$ 8,500,607

Deferred Exploration Costs
Argentina	$ 15,268	$ -
Guatemala	5,789,398	5,603,866
Mexico	279,390	46,006
Nicaragua	4,223,017	2,655,941
Dominican Republic	16,434	13,178
	$ 10,323,507	$ 8,318,991

7.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

#

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2005 – Page 9

Expressed in Canadian Dollars

8.

Subsequent  Events

Up to September 30, 2005 Meridian Gold, the Company’s joint venture partner on the Natividad project in Nicaragua had advanced to the Company US$2,500,000 towards the total of US$3,500,000 required to be spent by Meridian in order to earn its interest in the project.   The money advanced is for expenditures to be made by and reimbursed to Meridian or made by the Company on behalf of Meridian. As at September 30, 2005, the amount of the advance held by Radius was $1,304,232 CDN, and on October 26, 2005 the Company repaid to Meridian Gold ($900,000 US) from this amount.

RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – September 30, 2005

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2005.  The following information, prepared as of November 25, 2005, should be read in conjunction with the September 30, 2005 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The September 30, 2005 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of projects in Nicaragua and Guatemala, and a number of mineral concession applications in southern Mexico.

Nicaragua

Exploration work in Nicaragua proceeded relatively slowly because the pace of the Company’s work programs is dictated to a large degree by the need to obtain government permits for most significant exploration programs.

Since October 2004, Meridian Gold –Radius’ partner at the Natividad project (formerly known as El Pavon) -has completed an extensive work program.  Radius recently received a 43-101 compliant report, authored by Meridian’s Senior Project Geologist, Mark Hawksworth, dated November 6, 2005, summarizing the results of Meridian’s Phase 1 exploration.  Work completed by Meridian includes the following:

•

Diamond drilling of 44 holes (6,396m) in 11 veins on the Natividad I Concession.

•

Identified a conceptual target of up to 587,000 tonnes at 13.3g/t Au (250,900oz gold) in three shoots.

•

A 4500-line km regional airborne magnetic/ radiometric survey, covering a 40 km long, 10-km wide prospective belt extending from Pavon to La Patriota.

•

Reconnaissance geologic, alteration and structure mapping and sampling of four outlying geochemical anomalies identified by Radius geologists in 2003-2004, including the La Patriota, Kuskawas, Las Vallas and El Pastal areas.

•

Completion of an extensive soil sampling grid covering the Pavon, Arco Iris, Las Brisas/Manceras and Babaska/La Gloria vein systems on the Natividad I Concession.

•

Detailed geologic mapping of the Pavon Norte and Sur, Arco Iris, Las Brisas and El Cielo Veins.

•

Ground geophysics (VLF) to characterize response of the Pavon Norte, Sur and Ahumada veins.

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Forty-four core holes totaling 6,396m were drilled to test priority targets in eleven veins at Natividad.  Robust vein/stockwork/breccia zones up to 18m wide were intersected in the Pavon Norte, Pavon Central, Pavon Sur, Ahumada, Candida 1 and Las Brisas veins.  Gold values over +5.0 g/t were intersected in four of the 11 veins drilled (Pavon Norte, Pavon Central, Ahumada and Las Brisas).  The first batch of results from the program was published in late July.  The results demonstrated the presence of a large gold bearing epithermal vein system although the grades reported by Meridian were not as high as anticipated.  Market reaction to the results was very negative and Radius’ shares traded significantly lower after their publication. Results for the final batch of drill results for the outstanding 10 holes were published in November 2005. Hole 38, drilled into the Pavon Central zone, returned 17.6g/t Au over 1.1m.  This hole has extended the strike length of the high grade section at Pavon Central to the north.  The intersection is 40m below a trench which originally returned very weak gold results, suggesting that the high grade shoots at Pavon are not vertical.  There were no other significant results from the remaining holes.

Future Work at Natividad

Meridian has recommended an aggressive exploration program starting at the end of 2005 to evaluate as much ground as possible on the joint venture area between late 2005 and mid 2006.  Exploration priorities will include:

•

Phase II man-portable diamond drilling beginning in February 2006, to follow up on favorable drill areas or test new concepts within the Natividad I Concession.  Approximately 3,500m of drilling has been budgeted;

•

Follow up on identified targets at Las Vallas, El Pastal and La Patriota;

•

Evaluation of new targets identified by the airborne geophysical survey;

•

Regional stream sediment sampling.

•

Diamond drilling of the Natividad II and Milagros II Concessions in April-May, 2006 when the drilling Plan of Operations are approved;

Conceptual Grade and Tonnage

A polygonal +5.0 g/t Au Mineral Inventory estimate was calculated by Meridian for three partially defined mineralized shoots on the Pavon Norte, Ahumada and Pavon Central Veins (see Table below).  This used a combination of diamond drill intercepts and surface trench assays and reflects strictly in-situ mineralized zones using a 5.0 g/t Au cutoff, with no consideration of possible mining methods, metal recovery or costs.  The exploration target has a potential of 530,000 to 600,000 tonnes at a grade of 12 to 13 g/t Au, containing a potential total of 200,000 to 250,000 ounces of gold within the three zones.

The reader is cautioned that insufficient drilling has been completed to date to define a resource that falls into the Inferred, Indicated or Measured categories as set out in NI43-101 and it is not certain if additional work will result in any of the three zones being delineated as a mineral resource.

The data for the inventory was derived from a combination of diamond drill intercepts and surface trenches (mostly saw-cut samples).  In the estimate, which is tabulated below, drill and trench gold grades were given no top cut.  The greatest impact of this is in the Ahumada zone, which contained a 118 g/t Au sample. Polygon block dimensions were measured on-screen on sections and plan views generated in Downhole Explorer.  Blocks were extended half way between drill holes or trenches, and a maximum of 60m down dip from drill pierce points.  Areas with +5.0 g/t Au trench data but no supporting drill intercepts were excluded from this mineral inventory.  This excluded the high grade trenches in Pavon Central.

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Regional Target Generation

Generative mapping and geochemical sampling has also outlined other gold-bearing epithermal vein systems in the Las Vallas and El Pastal (Natividad II Concession), and La Patriota (El Milagros II) target areas.  These vein systems contain locally anomalous Au values in rock and soil samples (rare values of +5.0 g/t Au), with some structures traceable for +1.0km on strike.

La Patriota Update

Radius completed stream sediment and local rock and soil sampling of a 3.0 x 2.0 km area near the village of La Patriota.  Sampling of old workings gave local values of up to 30 g/t in Fe-stained fractures within volcanic flow breccias.  Meridian’s exploration teams began 1:5,000 scale mapping and follow-up rock and soil sampling of a 2.0 x 3.0 km area in mid-2005.  A series of a least five structures -associated with argillic alteration, silicification and minor quartz veining- and three hydrothermal breccia zones have been mapped in the core area hosted by a bi-modal volcanic sequence.

Multi-element analyses indicate that the veins in the La Patriota area contain significantly more base metals (Cu, Pb, and Zn) and pyrite than the Pavon area veins.  This may be a result of a deeper level of exposure, or possibly the result of association with a more intermediate sulfidation vein system.

Regional Geophysics

An airborne differential magnetic/radiometric survey of 4500 line-kilometers was flown by McPhar Geophysical in May-June 2005.  The survey covered an area of approximately 40,000 hectares on the Natividad 1, Geminis and El Milagro I Concessions.

At the time of writing, Meridian had not received the final processed aeromagnetic and radiometric data to prioritize targets for evaluation on the large untested areas of the concessions.  Once available, the data will be reviewed to help define priority areas for generative exploration in late 2005 and 2006.

San Pedro

The Company is actively seeking a joint venture partner for the San Pedro project.  The project has advanced to the point where Radius Nicaraguan technical personnel will need to commit a significant amount of time to fully explore this large system.  In keeping with Radius’ historic strategy, management have decided to look for a partner to assist in exploring the project.

The overall area of known mineralization at San Pedro is now 11-12km along strike and 5km across, open to the southwest, southeast and east.  To date, more than 15 veins have been identified on the property.  Epithermal gold mineralization occurs as massive quartz to banded quartz-adularia veins and associated quartz vein stockwork.  Alteration minerals, vein textural evidence and exposures of silica scinter indicate that the outcropping veins are at a high-level in the mineralizing system.  The gold-mineralized structures are hosted by tuffs in a caldera setting cut by regional northwest-southeast trending extensional faults, and intruded by a rhyodacitic dome field.  Visible gold can be panned from most streams within the caldera and stream sediment sampling has returned a strong gold anomaly within and beyond the area of known occurrences.  Mineralization is open in all directions.

In the third quarter of 2005, work at San Pedro focused on trying to demonstrate strike length on some of the known veins.  The results of a recent geophysical survey should give the Company an indication of continuity of the mineralized structures and the extent of the hydrothermal alteration associated with them.

The initial round of reconnaissance work in eastern Nicaragua is complete.  The work consisted of stream sediment and BLEG (Bulk Leach Extractable Gold) sampling on the tributaries to some of the major rivers draining to the east coast.  Management anticipate that the results of this work will be reported once all of the results have been collated.

Guatemala

The Company continues its low key approach to its programs in Guatemala, and no work was completed by the Company in the country during the first half of the year. Joint venture partner Glamis Gold received the results of the first round of drilling completed by Glamis at the Banderas project.  The results were sufficiently encouraging that Glamis began a second round of drilling in August 2005 to try to establish strike and dip continuity to some of the targets identified in their initial drilling.  Banderas is close to Glamis’ Cerro Blanco project and may be able to provide additional feed for the Cerro Blanco mine if a construction decision is made by Glamis.

Glamis had completed 10 holes by late October and had completed the current round of drilling.  At the time of writing, assay results were still pending.

Glamis Gold was involved in a major community relations incident which resulted in the Guatemalan government placing a moratorium on the issuance of new exploitation permits.  Existing exploration and exploitation permits are being grandfathered and will be honoured by the government.  Until the permitting situation is fully and transparently resolved, Radius will maintain a presence through its joint venture partners only and no new generative work is anticipated for Guatemala during 2005.

Mexico

The Company has commenced exploration work in Mexico and has been acquiring a land position covering prospective areas in southern Mexico.  To date, Radius has built a package of concessions and concession applications totaling roughly 540,000 hectares. The bulk of Radius’ land package lies within Chiapas covering the extension of a prospective geological trend which strikes into Mexico from western Guatemala.  These rocks host the Marlin deposit (Glamis Gold) in Guatemala and the Ixhuatan prospect (Linear Gold Corp) in Chiapas.

Other Opportunities

The Company received a number of joint venture submittals from third parties during the period including projects in El Salvador, Mexico, Argentina and Brazil.  These are reviewed as they are submitted and due diligence property visits are undertaken whenever Radius’ technical management feel that the prospect(s) is of sufficient technical merit.  The Company will report any developments on these submittals as and when management decides to move forward with an opportunity.

AMEX Listing

The Company lodged its initial application for a listing on the American Stock Exchange (AMEX).  The first comments on the application were received from the AMEX analyst at the start of the second quarter and Radius’ response was made shortly after.  Following the release of the first round of drill results from the Natividad project in Nicaragua, Radius’ market capitalization has dropped below the US$50-million threshold for listing on the AMEX.  Radius’ market capitalization has not yet recovered to the level required to re-open the listing application.

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Plans for Q4 2005

In Nicaragua, Meridian’s planned work at Natividad has been outlined above.  Radius will continue its program of regional target generation in Nicaragua and Mexico, and to look for a partner to assist with exploration of the San Pedro project.  It is anticipated that management will also continue to review joint venture opportunities as they are brought to the Company’s attention.

Significant Transaction

The Company has formed effective July 1, 2004 as a result of the amalgamation of Radius Explorations Ltd. and PilaGold Inc.  Details of this transaction are set forth in the Joint Information Circular dated April 30, 2004, which is available for viewing at www.sedar.com under the company profiles of the two predecessor companies.

Accounting Method Regarding Amalgamation

On July 1, 2004, Radius and PilaGold shareholders exchanged their shares for shares in Radius Gold Inc.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004 which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004 were 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of Radius Gold Inc. and has been accounted for using the purchase method with Radius being identified as the acquirer.  Accordingly all comparative figures presented are Radius Explorations Ltd.  The consolidated statement of operations for the nine months ended September 30, 2004 include the consolidated operations of Radius Explorations from January 1, 2004 to September 30, 2004 and do not include the consolidated operations of PilaGold.

Results of Operations

For the nine months ended September 30, 2005, the Company had a consolidated net loss of $530,853 ($0.01 per share) compared to a net loss of $2,181,985 ($0.05 per share) for the nine months ended September 30, 2004.  The large decrease in overall loss is mostly because the non-cash compensation charge in the nine months ended September 30, 2005 was $40,850, compared to $1,132,191 in the 2004 period.  In addition, legal and accounting, public relations and consulting fees were significantly less in the 2005 period than in the 2004 period.  Revenue was higher in the nine months ended September 30, 2005 as compared to the same period in 2004 due to receipt of greater income relating to shared office costs.    For the three months ended September 30, 2005, the Company’s operations resulted in a net gain of $3,692 as a result of a significant gain on foreign exchange and the receipt of interest income on the Company’s investments.

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Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2005:

	Third Quarter Ended Sept. 30, 2005 ($)	Second Quarter Ended June 30, 2005 ($)	First Quarter Ended March 31, 2005 ($)	Fourth Quarter Ended Dec. 31, 2004 ($)	Third Quarter Ended Sept. 30, 2004 ($)	Second Quarter Ended June 30, 2004 ($)	First Quarter Ended March 31, 2004 ($)	Fourth Quarter Ended Dec. 31, 2003 ($)
Total Income	167,825	50,396	53,742	187,258	163,124-	67,059	14,235	39,378
Net Loss (Gain)	(3,692)	244,203	290,342	1,726,354	762,091	826,094	593,800	1,155,510
Net Loss per share	0.00	0.00	0.00	0.03	0.02	0.02	0.02	0.06

Liquidity and Capital Resources

The Company’s cash resources decreased from $16.53 million at December 31, 2004 to $15.94 million at September 30, 2005.  Working capital at September 30, 2005 was $14,731,531 compared to $17,070,953 at December 31, 2004.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

Guatemala - During the nine months ended September 30, 2005, $76,498 was spent on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $34,286 for geological and other consulting fees, and $19,199 for legal and accounting.

Nicaragua - During the nine months ended September 30, 2005, the Company incurred $1,567,076 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $604,901 for geological and other consulting fees, $206,434 for geochemistry, $130,218 for salaries, and $113,474 for drilling.

As at September 30, 2005, Meridian Gold, the Company’s joint venture partner on the Natividad project had advanced to the Company CAD$1,304,232 for expenditures to be made by and reimbursed to Meridian or made by the Company on behalf of Meridian.  On October 26, 2005 the Company repaid to Meridian Gold US$900,000 from this advance.

Mexico - During the nine months ended September 30, 2005, the Company spent $189,902 on acquisition of mineral concessions in Mexico and incurred $233,383 on exploration of those properties.  The major exploration expenditure categories include $134,333 for geological and other consulting fees, $27,225 for travel and accommodation, and $17,003 for automobile costs.

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Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Nine month period ended September 30,
	2005	2004
Expenses:
Management fees	$ 45,000	$ 30,000
Salaries and benefits	61,650	25,495
Mineral property costs
Consulting fees	182,655	133,155
	$ 289,305	$ 188,650

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $27,045 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $102,164 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position Outstanding Warrants and Options

The Company’s outstanding share position at November 25, 2005 is 53,310,988 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of Shares	Exercise Price	Expiry Date

Nil

STOCK OPTIONS
No. of Shares	Exercise Price	Expiry Date

125,000	$0.85	January 24, 2006
140,000	$1.00	July 10, 2006
102,222	$0.99	September 24, 2007
670,000	$0.68	January 7, 2008
100,000	$0.90	January 15, 2008
55,000	$0.99	January 27, 2008
128,888	$1.46	January 29, 2008
22,222	$1.58	February 18, 2008
22,222	$2.00	April 2, 2008
22,222	$2.03	April 22, 2008
235,000	$1.10	August 7, 2008
11,111	$2.03	August 7, 2008
66,666	$1.37	August 13, 2008
100,000	$1.30	January 14, 2009
44,444	$1.98	January 15, 2009
375,000	$1.32	February 26, 2009
410,000	$1.00	September 2, 2009
650,000	$1.00	September 6, 2009
50,000	$1.50	October 17, 2009
95,000	$0.68	September 29, 2010
3,424,997

Financial Instruments

The carrying value of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.